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                                                                  Exhibit (5a)


                         CIGNA VARIABLE PRODUCTS GROUP
                                1380 MAIN STREET
                             SPRINGFIELD, MA 01103


  November 9, 1995

  CIGNA Investments, Inc.
  900 Cottage Grove Road
  Bloomfield, CT 06002

  Re: Master Investment Advisory Agreement Dated as of April 26, 1988 Between CIGNA Investments, Inc. (the "Adviser") and CIGNA Variable Products Group (the "Trust")

  Dear Sirs:

  Please be advised that the Trust has established four new series of shares:
  CIGNA Variable Products High Yield Fund, CIGNA Variable Products Income Fund, CIGNA Variable Products International Stock Fund and CIGNA Variable Products Money Market Fund. The Trust desires to retain you to render management and investment advisory services pursuant to the above-captioned Master Investment Advisory Agreement for these new series. The advisory fee payable with respect to these additional series is set forth on Schedule A-3 attached hereto.

  If you are willing to render management and investment advisory services pursuant to the Master Investment Advisory Agreement and the fee schedule attached hereto, would you please so indicate by signing below.

  Sincerely,

  CIGNA VARIABLE PRODUCTS GROUP



  By: /s/  R. Bruce Albro
      --------------------------------------------
      Its:  Chairman of the Board and President



  Accepted and Agreed to this 15th day of November, 1995.
                              ----


  CIGNA INVESTMENTS, INC.



  By: /s/  Arthur C. Reeds, III
      -------------------------------
      Its:  President
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                                  SCHEDULE A-3


  Compensation Schedule for the following Series:

  CIGNA Variable Products High Yield Fund ("High Yield Fund")
  CIGNA Variable Products Income Fund ("Income Fund")
  CIGNA Variable Products International Stock Fund ("International Stock Fund") CIGNA Variable Products Money Market Fund ("Money Market Fund")

  The Trust shall pay the Adviser as full compensation for all services rendered and all facilities furnished hereunder, a management fee for each Series by applying the following percentages of the average daily net asset value of each Series for the calendar year, computed in the manner used for the determination of the offering price of Shares of the Series:

    High Yield Fund - 0.75%
    Income Fund - 0.50%
    International Stock Fund - 0.80%
    Money Market Fund - 0.35%

  The fee accrued as of the end of each month shall be paid no later than the 15th of the following month.

  In the event that expenses of any Series for any calendar year should exceed the expense limitation on investment company expenses imposed by any statute or regulatory authority of any state, whether or not shares of the Series are qualified for offer and sale in any state, the compensation due the Adviser for such shall be reduced by the amount of such excess by a reduction or refund thereof, and, if necessary, the Adviser shall assume expenses of the Series to the extent required by any such expense limitation, provided, that
                                                                --------
  the Board of Trustees of the Trust may waive any specific expense limitation which, in the judgment of the Board, is more stringent than is imposed by states generally.